82-34626

WILLKIE FARR & GALLAGHER



03024886

787 Seventh Avenue
New York, NY 10019-6099

212 728 8000
Fax: 212 728 8111

July 28, 2003

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Générale de Santé S.A.
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. ~~82-5239~~

Ladies and Gentlemen:

On behalf of Générale de Santé S.A., a *société anonyme* organized under the laws of the Republic of France (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on January 22, 2002 (file no. 82-5239) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit an English language translation of the press release, dated July 18, 2003, of the Company announcing the admittance of the Company's common stock to the deferred settlement service of the SBF 120 Index on August 1, 2003.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact the undersigned at (212) 728-8630.

Very truly yours,

Stuart R. Goldfarb /s.k.s.

Stuart R. Goldfarb

dlw 7/30

Enclosure

cc: Robert Marion
Laurent Faugérolas

New York
Washington, DC
Paris
London



GÉNÉRALE
DE • SANTÉ

PRESS RELEASE

Paris, July 18th 2003

Générale de Santé enters the SBF 120 index
Shares eligible for the deferred settlement service (OSRDs)

As of the 1st of August 2003, the shares of the Générale de Santé Group will be admitted to the OSRDs.

Générale de Santé, which entered the SBF 120 index on July 11, 2003, is pleased by this transfer, which demonstrates the Group's development over the last two years.

Listed on the Euronext Premier Marché Paris since June 2001, Générale de Santé is the largest Group in Europe by size and the leading company in the private hospital sector in France with a market share of about 11%. Abroad, the Group has sites in Canada, in Italy, in Portugal and in Switzerland. With 124 clinics in the world, Générale de Santé is the leading European Group covering all of the main areas of healthcare: healthcare activities which mainly cover medical, surgical and obstetrical activities, as well as psychiatry, follow-up treatment and rehabilitation and cancer treatment and radiotherapy, diagnosis activities, the home healthcare sector and service activities. In France, Générale de Santé offers a unique network of 106 clinics, ensuring full patient care across the country, with a capacity of more than 10 232 beds and places. In 2002, Générale de Santé's 17 000 employees and 4,000 independent practitioners have treated more than 1.3 million patients.

Code ISIN and Euronext Paris: FR0000044471 Internet: www.generale-de-sante.fr

Générale de Santé is included in the SBF 120 and Midcac indexes.

<u>*Contacts*</u>

Générale de Santé

Martine GIDON : + 33 (0)1 53 23 14 99
m.gidon@gsante.fr

Brunswick

Agnès CATINEAU, Patricia PERRIER : + 33 (0)1 53 96 83 83
gds@brunswickgroup.com